UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14A

PROXY STATEMENT PURSUANT TO SECTION 14(A)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO.   )

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AMERICAN NATIONAL BANKSHARES INC.
(NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

(NAME OF PERSON(S) FILING PROXY STATEMENT, IF OTHER THAN THE REGISTRANT)

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AMERICAN NATIONAL BANKSHARES INC.

628 Main Street, Danville, Virginia, 24541

Notice of Annual Meeting

and

Proxy Statement

Annual Meeting of Shareholders
To Be Held
May 15, 2012

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AMERICAN NATIONAL BANKSHARES INC.
628 Main Street
Danville, Virginia 24541

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To be held May 15, 2012

Notice is hereby given that the Annual Meeting of Shareholders of American National Bankshares Inc. (the "Company") will be held as follows:

Place: *The Wednesday Club*
1002 Main Street
Danville, Virginia 24541

Date: *May 15, 2012 at 9:00 a.m.*

The Annual Meeting is being held for the following purposes:

1. To elect five Class I directors of the Company to serve three-year terms expiring at the 2015 Annual Meeting.

2. To elect two Class II directors of the Company to serve one-year terms expiring at the 2013 Annual Meeting.

3. To elect one Class III director of the Company to serve a two-year term expiring at the 2014 Annual Meeting.

4. To hold an advisory vote on executive compensation of the Company's named executive officers as disclosed in the accompanying proxy statement.

5. To transact any other business that may properly come before the meeting or any adjournment thereof.

Only shareholders of record at the close of business on April 6, 2012 are entitled to notice of and to vote at the Annual Meeting.

It is important that your shares are represented at the meeting. Accordingly, please sign, date, and mail the enclosed proxy in the enclosed postage-paid envelope, whether or not you plan to attend. If you do attend the Annual Meeting, you may revoke your proxy and vote your shares in person.

By Order of the Board of Directors,

William W. Traynham
Secretary

April 13, 2012

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AMERICAN NATIONAL BANKSHARES INC.

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PROXY STATEMENT
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ANNUAL MEETING OF SHAREHOLDERS
MAY 15, 2012

INTRODUCTION

This proxy statement is furnished in conjunction with the solicitation by the Board of Directors of American National Bankshares Inc. (the "Company") of the accompanying proxy to be used at the Annual Meeting of Shareholders of the Company (the "Annual Meeting") and at any adjournment thereof. The meeting will be held on Tuesday, May 15, 2012, 9:00 a.m., at The Wednesday Club, 1002 Main Street, Danville, Virginia, 24541, for the purposes set forth below and in the Notice of Annual Meeting of Shareholders. The approximate mailing date of this proxy statement and the enclosed proxy is April 13, 2012.

Voting Rights of Shareholders

Only shareholders of record at the close of business on April 6, 2012, are entitled to notice of and to vote at the Annual Meeting or any adjournment thereof. As of the close of business on April 6, 2012, there were 7,588,717 shares of the Company's common stock outstanding and entitled to vote at the Annual Meeting. For the reasons explained below, the number of shares entitled to vote is less than the number of shares of the Company's common stock outstanding on such date. The Company has no other class of stock outstanding. Each share of common stock entitles the record holder thereof to one vote upon each matter to be voted upon at the Annual Meeting.

A majority of the votes entitled to be cast, represented in person or by proxy, will constitute a quorum for the transaction of business. Shares for which the holder has elected to abstain or to withhold the proxy's authority to vote on a matter will count toward a quorum but will not be included in determining the number of votes cast with respect to such matter.

Shares held by brokers or banks in street name ("broker shares") that are voted on any matter are included in the quorum. Broker shares that are not voted on any matter will not be included in determining whether a quorum is present.

Ambro and Company, the nominee name that the Company's banking subsidiary, American National Bank and Trust Company (the "Bank"), uses to register the securities it holds in a fiduciary capacity for customers, held 241,530 shares of the Company's common stock as sole fiduciary (with no qualifying co-fiduciary having been appointed) as of the record date for the Annual Meeting, which constituted 3.1% of the issued and outstanding shares of the Company's common stock on that date. Under Virginia law, such shares cannot be voted at the Annual Meeting and are not deemed to be outstanding and entitled to vote for purposes of determining a quorum. Accordingly, as of the record date for the Annual Meeting, there are 7,588,717 shares deemed outstanding and entitled to vote at the meeting.

Revocation and Voting of Proxies

Execution of a proxy will not affect a shareholder's right to attend the Annual Meeting and to vote in person. Any shareholder who has executed and returned a proxy may revoke it by attending the Annual Meeting and requesting to vote in person. A shareholder may also revoke his or her proxy at any time before it is exercised by filing a written notice with the Company or by submitting a proxy bearing a later date. Proxies will extend to, and will be voted at, any adjourned session of the Annual Meeting.

Solicitation of Proxies

The cost of solicitation of proxies will be borne by the Company. Solicitation is being made by mail, and if necessary, may be made in person or by telephone or special letter by officers and employees of the Company or the Bank, acting on a part-time basis and for no additional compensation.

PROPOSAL ONE – ELECTION OF DIRECTORS

The Company's Board of Directors currently consists of 15 persons. The Board is divided into three classes (I, II and III), each class as nearly equal in number as possible. The term of office for current Class I directors and those directors appointed by the Board after the 2011 Annual Meeting will expire at the Annual Meeting. Nominees to serve as Class I, II and III directors are set forth below. All of the nominees currently serve as directors of the Company. Continuing members of the Board of Directors also are set forth below.

Directors F.D. Hornaday, III, John H. Love and Robert A. Ward were appointed to the Board, effective July 1, 2011, upon consummation of the merger of MidCarolina Financial Corporation into the Company. Mr. Jeffrey Haley, the President of the Company and President and Chief Executive Officer of the Bank, was appointed to the Board, effective January 1, 2012. These four directors are subject to election by the shareholders at the Annual Meeting in accordance with Virginia law.

The persons named in the accompanying proxy will vote for the election of the nominees named below unless authority is withheld. If for any reason the persons named as nominees below should become unavailable to serve, an event that management does not anticipate, proxies will be voted for such other persons as the Board of Directors may designate.

The Board of Directors recommends the nominees, as set forth below, for election. The Board of Directors recommends that shareholders vote FOR these nominees. The election of each nominee requires the affirmative vote of a plurality of the shares of the Company's common stock cast in the election of directors.

The names of the nominees for election and the other continuing members of the Board of Directors, their principal occupations and qualifications to serve as directors, their ages as of December 31, 2011, and certain other information with respect to such persons are as follows:

Name	Principal Occupation	Age	Director Since
Nominees for election as Class I directors to continue in office until 2015			
Michael P. Haley	Adviser to Fenway Partners, Inc. (private equity investments), New York, NY, since April 2006. Managing Director, Fenway Resources since March 2008. Executive Chairman, Coach America (surface transportation), Dallas, TX, from August 2007 to May 2010. Retired Chairman, MW Manufacturers, Inc. (window manufacturer), Rocky Mount, VA, since June 2005.	61	2002
	Mr. Haley brings high level financial expertise as a former Chief Executive Officer of a publicly traded manufacturing company and as a current adviser to a private equity firm. He also brings experience in operations and risk management and public company corporate governance. His background helps him fill the role of financial expert on the Company's Audit and Compliance Committee.		
Charles S. Harris	Executive Vice President, Averett University, Danville, VA, since August 2009. Vice President for Student Services, from June 2007 to July 2009. Director of Athletics from May 2004 to May 2007. Partner, Excel Development Systems, Inc. (consulting firm), Greensboro, NC, since 1987.	60	2008
	Mr. Harris brings significant operational and financial management experience, including as the Director of Athletics for several universities of various sizes, both public and private. He brings diversity and a different perspective from his work with college students, the future customers for the Bank.		

Name	Principal Occupation	Age	Director Since
Franklin W. Maddux, M.D.	Executive Vice President and Chief Medical Officer, Fresenius Medical Care North America (healthcare services), Waltham, MA, since December 2011. Senior Vice President and Chief Medical Information Officer, Fresenius Medical Care North America, from November 2009 to December 2011. Founder Specialty Care Services Group (healthcare services), Nashville, TN, from July 2006 to November 2009. Chairman, Gamewood, Inc. (information technology service), Danville, VA, since 1991. Dr. Maddux has significant and varied experience as a practicing physician, the chief executive of a medical clinic, the founder of an internet service provider, health information technology company and senior executive of a large publicly traded corporation. He brings an entrepreneurial perspective, as well as risk management and strategic planning experience.	54	2002
Robert A. Ward	Retired Executive Vice President and Chief Financial Officer of Unifi, Inc. (textile), Burlington, NC. A former director of MidCarolina Financial Corporation, Mr. Ward brings a high level of expertise in the risk management, corporate governance, financial accounting and reporting areas, based on his service as the Chief Financial Officer for a publicly traded, NYSE listed, textile company. His background helps him fill the role of the Company's second financial expert on the Audit and Compliance Committee.	71	2011
F.D. Hornaday, III	President and Chief Executive Officer, Knit Wear Fabrics, Inc. (circular knit manufacturer), Burlington, NC. A former director and vice chairman of MidCarolina Financial Corporation, Mr. Hornaday brings his multifaceted experience as President of a textile company, adding to the Board's understanding of the challenges and opportunities facing manufacturing. In addition, his board service in the health industry and his former board service in the trust industry brings value to the board.	61	2011

Name	Principal Occupation	Age	Director Since
Nominees for election as Class II directors to continue in office until 2013			
John H. Love	President and Chief Executive Officer, W.E. Love & Associates, Inc. (insurance brokerage), Burlington, NC, since December 2011. President and Chief Operating Officer, W.E. Love & Associates, Inc., Burlington, NC from 1989 to December 2011.	52	2011
	A former director of MidCarolina Financial Corporation, Mr. Love brings an expert perspective on risk management, mitigation and governmental regulation based on his experience as President of a large commercial insurance brokerage firm.		
Jeffrey V. Haley	President of the Company and President and Chief Executive Officer of the Bank since January 2012. Executive Vice President of the Company and President of the Bank from June 2010 to January 2012. President of Trust and Financial Services and Executive Vice President of the Bank from July 2008 to June 2010. Executive Vice President and Chief Operating Officer of the Bank from November 2005 to July 2008.	51	2012
	Mr. Jeffrey Haley brings expertise based on over 15 years in the retail industry and over 15 years in community banking. His varied operational and management responsibilities over his banking tenure enable him to contribute a uniquely relevant perspective to the Board's deliberations.		
Nominee for election as Class III director to continue in office until 2014			
Ben J. Davenport, Jr.	Chairman, First Piedmont Corporation (waste management), Chatham, VA. Chairman, Davenport Energy Inc. (petroleum distribution), Chatham, VA.	69	1992
	Mr. Davenport brings his broad experience and perspective as an entrepreneur, owning and operating several highly successful businesses within the Company's market area. Having chaired the board of a major state university and the state chamber of commerce, he also brings strong experience in public policy.		

Name	Principal Occupation	Age	Director Since
Directors of Class III to continue in office until 2014			
Lester A. Hudson, Jr., Ph.D.	Professor and Wayland H. Cato Chair of Leadership, McColl School of Business, Queens University of Charlotte, Charlotte, NC. Dr. Hudson brings broad experience as a chief executive of public and private companies, business school professor and lead director of a major public utility. He also brings significant teaching expertise in the areas of management, leadership, and strategic planning.	72	1984
Charles H. Majors	Chairman and Chief Executive Officer of the Company and Chairman of the Bank since January 2012. President and Chief Executive Officer of the Company and Chairman and Chief Executive Officer of the Bank from June 2010 to January 2012. President and Chief Executive Officer of the Company and President and Chief Executive Officer of the Bank from 1994 to June 2010. Mr. Majors brings his long tenure and experience as the Chief Executive Officer of the Company. His prior experience as a practicing corporate attorney provides significant expertise in risk management, regulatory, and legal issues.	66	1981
Martha W. Medley	Partner of Daniel, Medley & Kirby, P.C. (attorneys at law), Danville and Martinsville, VA. Mrs. Medley brings her legal expertise to the issues facing the Company, especially in the areas of risk management and trust and estates. She also brings experience in non-profit organizations in the Company's market areas, as well as a woman's perspective to the Board.	55	2008

Name	Principal Occupation	Age	Director Since
Dan M. Pleasant	Chief Operating Officer, The Dewberry Companies, Inc. (engineering, architectural and consulting), Fairfax, VA, since April 2010. President, Dewberry & Davis, Inc. (wholly-owned subsidiary of The Dewberry Companies, Inc.), from January 2000 to April 2010.	61	2011
	Mr. Pleasant brings significant experience as a professional engineer working in the Company's market areas in Virginia and North Carolina. In addition, he is the Chief Operating Officer of a large national architectural, engineering and consulting firm. He is a past chairman of the Danville Utility Commission and is currently a board member of the Virginia Economic Development Partnership.		
Directors of Class II to continue in office until 2013			
Fred A. Blair	President of Blair Construction, Inc. (general contractor), Gretna, VA.	65	1992
	Mr. Blair brings experience as a small business owner, including his knowledge of and experience in commercial construction and development in the Company's market areas.		
Frank C. Crist, Jr., D.D.S.	President of Brady & Crist Dentist, Inc. Lynchburg, VA.	66	2006
	Dr. Crist brings knowledge about the Lynchburg market area where he has built a successful dental practice, as well as investments in other businesses and real properties in the area. He also brings his prior experience as a director and, ultimately, Chairman of the board of directors of a community bank.		
Claude B. Owen, Jr.	Retired Chairman and Chief Executive Officer of DIMON Incorporated (leaf tobacco dealer), Danville, VA.	66	1984
	Mr. Owen brings broad experience in the management and oversight of public companies, including past service as Chairman and Chief Executive Officer of a publicly traded leaf tobacco dealer and as Chairman of a publicly traded grocery wholesaler. He also has significant experience in finance, strategic planning and corporate governance, which provides the Board with a substantial resource.		

Executive Officers

Information on the Company's only executive officer who is not a director is disclosed in Part I, Item 1, of the Company's Annual Report on Form 10-K for the year ended December 31, 2011, which was mailed with this proxy statement.

Board Independence

The Company's Board of Directors has determined that, except for Mr. Majors and Mr. Jeffrey Haley, each director is independent within the director independence standard of the NASDAQ Stock Market LLC ("NASDAQ"), as currently in effect, and within the Company's director independence standards, as established and monitored by the Company's Corporate Governance and Nominating Committee.

Michael P. Haley is not related to Jeffrey V. Haley, President of the Company and President and Chief Executive Officer of the Bank. In order to avoid any confusion, Michael P. Haley will be referred to as Michael Haley and Jeffrey V. Haley will be referred to as Jeffrey Haley in this proxy statement.

Board Members Serving on Other Publicly Traded Company Boards of Directors

Certain of the Company's directors are also directors of other publicly traded companies. Dr. Hudson has been a director of American Electric Power Company, Inc. since 1987. Michael Haley has been a director of Stanley Furniture Company, Inc. since 2003, LifePoint Hospitals, Inc. since 2005, and Ply Gem Holdings, Inc. since 2006.

Board of Directors and Committees

Directors are expected to devote sufficient time, energy, and attention to ensure diligent performance of their duties, including attendance at board, committee, and shareholder meetings. The Board of Directors of the Company met 10 times during 2011. In accordance with the Company's Corporate Governance Guidelines, the independent directors held 10 executive sessions during 2011. The Chairman of the Corporate Governance and Nominating Committee presides at such sessions. The Board of Directors of the Bank, which consists of all members of the Company's Board, met 11 times during 2011.

All incumbent directors and director nominees attended at least 85% of the aggregate total number of meetings of the boards of directors and committees on which they served in 2011. All directors serving at that time attended the 2011 Annual Meeting of Shareholders. The Boards of Directors of the Company and the Bank have established various committees, including the Audit and Compliance Committee, the Operational Risk and Security Committee, the Corporate Governance and Nominating Committee, and the Human Resources and Compensation Committee. Membership and other information on these committees are detailed below.

The **Audit and Compliance Committee** met four times in 2011. This Committee currently consists of Messrs. Blair, Maddux, Ward, and Michael Haley. Dr. Maddux serves as the Chairman. The Committee reviews significant audit, accounting and compliance principles, policies and practices; is directly responsible for engaging and monitoring the independent auditors of the Company; and provides oversight of the internal auditing and compliance functions. A more detailed description of the functions of this Committee is contained under the heading "Report of the Audit and Compliance Committee." All of the members of this Committee are considered independent within the meaning of Securities and Exchange Commission ("SEC") regulations, the listing standards of NASDAQ, and the Company's Corporate Governance Guidelines. Michael Haley and Robert Ward, members of the Committee, are each qualified as an audit committee financial expert within the meaning of SEC regulations and the Board has determined that both have accounting and related financial management expertise within the meaning of the listing standards of NASDAQ.

The **Operational Risk and Security Committee** met two times in 2011. This Committee currently consists of Mrs. Medley and Messrs. Blair, Harris, and Love. Mr. Harris serves as the Chairman. The Committee reviews significant operational risk and security related matters. These risks include, but are not limited to, information security, fraud, physical security, insurance, and vendor management. In effect, this Committee focuses on operational and physical risk and the Audit and Compliance Committee focuses on financial and regulatory risk.

The **Corporate Governance and Nominating Committee** met three times in 2011. Current members of the Committee are Messrs. Crist, Maddux, Hornaday, and Owen. Mr. Owen serves as the Chairman. The Committee is responsible for developing and implementing policies and practices relating to corporate governance, including reviewing and monitoring implementation of the Company's Corporate Governance Guidelines. In addition, the Committee develops and reviews background information on candidates for the Board and makes recommendations to the Board regarding such candidates. The Committee also supervises the Board's annual review of director independence, oversees the Board's performance self-evaluation and makes recommendations to the Board of Directors regarding director compensation. All the members of this Committee are considered independent within the meaning of SEC regulations, the listing standards of NASDAQ, and the Company's Corporate Governance Guidelines.

The **Human Resources and Compensation Committee** met three times in 2011. The Committee currently consists of Messrs. Davenport, Michael Haley, Hudson, and Pleasant. Dr. Hudson serves as the Chairman.   This Committee is responsible for establishing and approving the compensation of executive officers of the Company, except for the compensation of the Chief Executive Officer. The compensation of the Chief Executive Officer is reviewed, discussed, and approved by the independent members of the Board of Directors, upon recommendation of the Committee. The Committee also makes recommendations to the Board of Directors regarding promotions, and related personnel matters. The Committee oversees succession planning for the Chief Executive Officer and makes recommendations to the Board of Directors regarding such activities. The Committee also reviews and approves the travel related expenses of the Chief Executive Officer. Reference is made to the "Compensation Discussion and Analysis" section of this proxy statement for further information on the duties and responsibilities of this Committee. No member of the Human Resources and Compensation Committee is a current officer or employee of the Company. All members of this Committee are considered independent within the meaning of SEC regulations, the standards of NASDAQ, and the Company's Corporate Governance Guidelines.

The charters of the Board Committees are available on the Company's website, www.amnb.com. For access to the charters, select the "Investor Relations" icon, then select "Governance Documents."

Compensation Committee Interlocks and Insider Participation

No member of the Human Resources and Compensation Committee or executive officer of the Company has a relationship that would constitute an interlocking relationship with executive officers or directors of another entity.

Director Nominations Process

The Company's Board of Directors has adopted, as a component of its Corporate Governance Guidelines, a process related to director nominations (the "Nominations Process"). The purpose of the Nominations Process is to describe the manner by which candidates for possible inclusion in the Company's recommended slate of director nominees are selected. The Nominations Process is administered by the Corporate Governance and Nominating Committee of the Board.

The Committee considers candidates for Board membership suggested by its members, other Board members, management, and shareholders. A shareholder who wishes to recommend a prospective nominee for the Board may, at any time, notify the Company's President or any member of the Committee in writing with supporting material the shareholder considers appropriate. The Committee will consider the shareholder's recommendation and will decide whether to recommend to the Board the nomination of any person recommended by a shareholder pursuant to the provisions of the Company's bylaws relating to shareholder proposals, as described in the "Shareholder Communications and Proposals" section of this proxy statement.

Once the Committee has identified a candidate, it makes an initial determination whether to conduct a full evaluation of the candidate based on information accompanying the recommendation and the Committee members' knowledge of the candidate, which may be supplemented by inquiries to the person making such recommendation or to others. The preliminary determination is based primarily on the need for additional Board members to fill vacancies or expand the size of the Board and the likelihood that the candidate can satisfy the evaluation factors established in the Corporate Governance Guidelines. The Committee may seek additional information about the candidate's background and experience. The Committee then evaluates the candidate against the criteria in the Company's Corporate Governance Guidelines, including, but not limited to, independence, availability for time commitment, skills such as an understanding of the financial services industry, general business knowledge and experience, all in the context of an assessment of the perceived needs of the Board at that point in time. The Committee does not have a formal policy with respect to diversity on the Board. However, it considers diversity as a prerequisite for adequately representing the interests of the various stakeholders in the Company – shareholders, customers, and employees. The Committee seeks diversity in overall board composition. In the Committee's nominee considerations, diversity is a much broader concept than just the traditional racial and gender dimensions, as it also includes education, geography, business and professional experience and expertise, and civic involvement and responsibility, especially within the Company's market area. In connection with this evaluation process, the Committee determines whether to interview the candidate, and if warranted, one or more members of the Committee will conduct such interview. After completing the evaluation, the Committee makes a recommendation to the Board of Directors as to the persons who should be nominated by the Board, and the Board determines the nominees after considering the recommendation of the Committee.

Corporate Governance and Risk Oversight Practices

In a financial institution, the role of the Board is critical to the success or failure of the enterprise. The Board of Directors is led by the Company's Chairman and Chief Executive Officer, Mr. Majors. The Chairman of the Corporate Governance and Nominating Committee, Mr. Owen, functions as the lead independent director. He chairs the Board in the absence of the Chairman and the President or when the Board's independent directors meet in executive session. Mr. Owen is a retired Chairman and Chief Executive Officer of a publicly traded tobacco company and a former non-executive board chairman of another public company, and his background and experience prepares him well for this role. Meetings of the independent directors are held numerous times throughout the year.

This structure has evolved incrementally over the past 18 years, during the tenure of Mr. Majors as Chief Executive Officer. In the opinion of the Board, it has served the interests of the shareholders, customers, employees and regulators well, as vouched by the Company's consistently higher than peer average asset quality, earnings, and total return to shareholders.

The Board of Directors of a financial institution is the strategic linchpin in the risk oversight process. Financial institutions deal with credit risk, liquidity risk, interest rate risk, operational risk, reputation risk, and regulatory risk in the day to day conduct of business. In order to better manage the risk oversight process, in 2009 the Board created an Operational Risk and Security Committee, which assumed some of the oversight duties previously addressed by the Audit and Compliance Committee. In effect, the Board has one committee to address the financial and regulatory related risks: the Audit and Compliance Committee, and a second committee to address the physical and operational risks, the Operational Risk and Security Committee. Both committees receive information frequently from management's Enterprise Risk Management Committee as well as the Chief Executive Officer, Chief Financial Officer, operational risk manager, internal auditor, compliance officer, other key officers, external auditors, and regulators. In the opinion of the Board, this structure provides for an improved approach to risk oversight.

Corporate governance is, or should be, a constantly evolving and improving process. Companies have to be prepared to adjust to changing circumstances and react appropriately. During 2009, Mr. Majors and the Board began planning for his retirement on an orderly schedule. In December 2009, the Board engaged an outside firm to assist in the succession planning process. This process concluded in mid-2010 and resulted in the selection of Jeffrey Haley to serve as President of the Bank. At that time, Mr. Majors retained the position of President and Chief Executive Officer of the Company, as well as Chief Executive Officer of the Bank. After review in December 2011, the Board decided to appoint Mr. Haley as President and Chief Executive Officer of the Bank and President of the Company, effective January 1, 2012. In that role, he has assumed operating responsibility for the Bank. Mr. Majors retains the position of Chief Executive Officer of the Company and was appointed Chairman of the Company, also effective January 1, 2012. Mr. Jeffrey Haley will continue to work directly with Mr. Majors and, as appropriate, will assume more responsibility in the operations of the Company and the Bank. The Board believes this strategy should make for an effective transition.

Board Tenure Policy

The Board of the Company has a long-standing policy for the Company and the Bank with respect to the tenure of directors. In summary, it provides for the following:

✓ No director will allow himself to be nominated for reelection to the Board of the Company after reaching the age of 72;

✓ No director will allow himself to be nominated for reelection to the board of the Bank, unless at the time of such reelection he was eligible to serve as a director of the Company;

✓ Any director who retires or resigns from or severs his current employment, or relocates outside the market area of the Bank, will tender his resignation. The Board may accept it, delay acceptance, or decline to accept it;

✓ No inside director will continue to serve as a director after his retirement, resignation or other severance of employment status. However, the Board may waive this requirement if it is deemed in the best interests of the Company or the Bank;

- ✓ No director will be eligible for reelection if he is absent from all meetings for the 12 month period preceding the Annual Meeting of Shareholders at which such election would be held;

- ✓ Any former director may be elected as a Director Emeritus for a one year term, but may not serve more than three years or after reaching age 75. A Director Emeritus will be entitled to attend and participate in Board meetings, but will not be eligible to vote and his presence will not be considered in the determination of a quorum.

At the 2011 Annual Meeting, H. Dan Davis and E. Budge Kent, Jr. retired as a directors under the Company's director retirement policy and were each elected by the Board as a Director Emeritus for a one-year term, which expires at the Annual Meeting.

Effective July 1, 2011, upon consummation of the merger of MidCarolina Financial Corporation into the Company, Mr. James R. Copland, III, former chairman of MidCarolina Financial Corporation, was elected by the Board of Directors as a Director Emeritus.

SECURITY OWNERSHIP

As of April 6, 2012, no shareholder beneficially owned 5% or more of the Company's common stock.

The following table sets forth, as of April 6, 2012, the beneficial ownership of the Company's common stock by all directors and nominees for director, all executive officers of the Company named in the Summary Compensation Table on page 20 of this proxy statement, and all directors and executive officers of the Company as a group.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned (1) (#)	Percent of Class (%)
Fred A. Blair	8,921 (2)	*
Frank C. Crist, Jr., D.D.S.	97,130 (2)	1.24
Ben J. Davenport, Jr.	37,056	*
Jeffrey V. Haley	41,870 (2) (3) (4)	*
Michael P. Haley	3,488	*
Charles S. Harris	1,319	*
F. D. Hornaday, III	19,104 (2)	*
Lester A. Hudson, Jr., Ph.D.	12,113	*
John H. Love	9,990	*
Franklin W. Maddux, M.D.	4,540 (2)	*
Charles H. Majors	115,299 (2) (3) (4)	1.46
Martha W. Medley	314	*
Claude B. Owen, Jr.	18,141 (2)	*
Dan M. Pleasant	3,001	*
William W. Traynham	12,529 (3) (4)	*
Robert A. Ward	19,470 (2)	*
All directors and executive officers as a group (16)	404,285	5.11

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*   Represents less than 1% ownership.
(1)   For purposes of this table, beneficial ownership has been determined in accordance with the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 under which, in general, a person is deemed to be the beneficial owner of a security if he has or shares the power to vote or direct the voting of the security or the power to dispose of or direct the disposition of the security, or if he has the right to acquire beneficial ownership of the security within 60 days.
(2)   Includes shares held by affiliated companies, close relatives, minor children, and shares held jointly with spouses or as custodians or trustees, as follows: Mr. Blair, 176 shares; Dr. Crist, 851 shares; Mr. Jeffrey Haley, 801 shares; Mr. Hornaday, 2,073 shares; Dr. Maddux, 300 shares; Mr. Majors, 3,744 shares; Mr. Owen, 4,200 shares; and Mr. Ward, 5,207 shares.
(3)   Includes shares that may be acquired pursuant to currently exercisable stock options: Mr. Jeffrey Haley, 19,000 shares; Mr. Majors, 55,000 shares; and Mr. Traynham, 2,000 shares; all directors and executive officers as a group, 76,000 shares.
(4)   Includes shares of restricted stock awarded in January 2010, 2011 and 2012: Mr. Jeffrey Haley, 6,041 shares; Mr. Majors, 8,875 shares; and Mr. Traynham, 4,529 shares; all executive officers as a group, 19,445 shares. The shares are subject to a vesting schedule, forfeiture risk and other restrictions. These shares can be voted at the Annual Meeting.

COMPENSATION COMMITTEE REPORT

The Human Resources and Compensation Committee of the Board of Directors has reviewed and discussed with management the Company's Compensation Discussion and Analysis. Based upon this review and discussion, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's definitive proxy statement on Schedule 14A for its Annual Meeting, which is incorporated by reference in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011, as filed with the Securities and Exchange Commission.

Respectfully submitted,

Lester A. Hudson, Jr., Ph.D., Chairman
Ben J. Davenport, Jr.
Michael P. Haley
Dan M. Pleasant

COMPENSATION DISCUSSION AND ANALYSIS

The Company's Executive Compensation Philosophy

The Human Resources and Compensation Committee of the Board of Directors is responsible for establishing and approving the compensation of the executive officers of the Company, except for the compensation of the Chief Executive Officer, which is approved by the independent members of the Board of Directors. The Committee considers a variety of factors and criteria in arriving at its decisions and recommendations for compensation. The Committee's objective is to attract and retain a superb leadership team with market-competitive compensation and to align the team member's interests with those of the Company and its shareholders. Accordingly, a portion of the executive compensation program is designed to motivate and reward achievements that make a positive impact on the Company's profitability and total shareholder return.

Each director who served on the Committee during 2011 qualifies as a "non-employee director" as such term is defined in Rule 16b-3 promulgated under the Securities Exchange Act of 1934 and is an "independent director" as such term is defined in NASDAQ Marketplace Rule 5605(a)(2).

Salary

The base salary of each executive officer named in the Summary Compensation Table (the "named executive officers") is designed to be competitive with that of the Company's peer banks and bank holding companies. In establishing the base salaries for the named executive officers, the Committee relies upon an evaluation of each officer's level of responsibility and performance and on comparative information, including the Virginia Bankers Association's Salary Survey of Virginia Banks and the SNL Bank Compensation Review. In establishing base salaries for named executive officers other than the Chief Executive Officer, the Committee also receives and takes into account the individual compensation recommendations of the Chief Executive Officer. The independent directors collectively evaluate the performance of the Chief Executive Officer in executive session. Subsequently, the Chairman of the Committee meets individually with the Chief Executive Officer to review the results of the evaluation. The salary of the Chief Executive Officer is reviewed, discussed, and approved by the independent members of the Board of Directors in executive session, upon recommendation of the Committee.

Profit Sharing and Performance Compensation Programs

The Company has a profit sharing program that is designed to recognize and reward the efforts of eligible full-time employees for their contribution toward the attainment of the Company's financial goals. Also, there is a performance compensation program that is designed to recognize and reward Company officers, including the named executive officers, whose achievements resulted in a positive impact to the Company.

Both the profit sharing program and performance compensation program were active during 2011. In recognition of the aggregate efforts of the Company's employees, the Board approved in late December 2011 an across the board profit sharing distribution to full-time employees equal to 3.5% of their earned income for the year ended December 31, 2011, which was paid in January 2012. The named executive officers received payments under the profit sharing program on the same basis as other full-time employees. The named executive officers did not participate in the performance compensation program, but received restricted stock grants as discussed below.

For 2012 and future years, the Company will establish annually the criteria necessary to determine what awards can be earned under the profit sharing and performance compensation programs.

In the opinion of the Committee and the Board of Directors, the Company's compensation practices do not encourage excessive or inappropriate risk taking and are not reasonably likely to have a material adverse effect on the Company, but rather will have a positive effect on the Company.

Stock Compensation Plans

The Company maintains the 2008 Stock Incentive Plan ("2008 Plan"), which is designed to attract and retain qualified key personnel, provide employees with a proprietary interest in the Company as an incentive to contribute to the success of the Company, and reward employees for outstanding performance and the attainment of targeted goals. The 2008 Plan was adopted by the Board of Directors of the Company on February 19, 2008 and approved by the shareholders on April 22, 2008 at the Company's 2008 Annual Meeting. The 2008 Plan provides for the granting of restricted stock awards and incentive and non-statutory options to employees and directors on a periodic basis, at the discretion of the Board or a Board designated committee. The 2008 Plan authorizes the issuance of up to 500,000 shares of common stock. The 2008 Plan replaced the Company's earlier stock option plan that was approved by the shareholders at the 1997 Annual Meeting and expired in December 2006 (the "1997 Option Plan").

The 2008 Plan is administered by a Committee of the Board of Directors of the Company comprised of independent directors. Under the 2008 Plan, the Committee determines which employees will be granted restricted stock awards and options, whether such options will be incentive or non-statutory options, the number of shares subject to each option, whether such options may be exercised by delivering other shares of common stock, and when such options become exercisable. In general, the per share exercise price of an incentive stock option must be at least equal to the fair market value of a share of common stock on the date the option is granted. Restricted stock is granted under terms and conditions established by the Committee.

Stock options become vested and exercisable in the manner specified by the Committee. Each stock option or portion thereof shall be exercisable at any time on or after it vests and is exercisable until ten years after its date of grant. No stock options have been backdated or repriced. As of December 31, 2011, 95,577 shares remain exercisable under the 1997 Option Plan and 52,750 shares are exercisable under the 2008 Plan. There were no stock options awarded in 2011.

The Company from time-to-time grants shares of restricted stock to key employees and non-employee directors. The Company believes the awards help align the interests of these employees and directors with the interests of the shareholders of the Company by providing economic value directly related to increases in the value of the Company's stock. The value of the stock awarded is based on the fair market value of the Company's common stock at the time of the grant, which is the closing price of the stock on the NASDAQ Global Select Market. The Company recognizes expense, equal to the total value of such awards, proportionately over the vesting period of the stock grants.

The grants vest 24 or 36 months after the date of issue. On January 18, 2011, the Company issued 12,830 shares of restricted stock to its three named executive officers and seven other senior bank officers.

Nonvested restricted stock for the year ended December 31, 2011 is summarized in the following table.

Restricted Stock	Shares	Grant date fair value per share
Nonvested at January 1, 2011	8,712	$21.36
Granted	29,637	$20.29
Vested	-	-
Forfeited	-	-
Nonvested at December 31, 2011	38,349	$20.53

As of December 31, 2011, there was $404,000 of total unrecognized compensation cost related to nonvested restricted stock granted under the 2008 Plan. This cost is expected to be recognized over the next 12 to 30 months.

The summary stock option plan table is included in Part II, Item 5 of the Company's Annual Report on Form 10-K for the year ended December 31, 2011.

Deferred Compensation

The Bank entered into a deferred compensation agreement with Charles H. Majors, the Company's Chief Executive Officer, initially as of February 22, 1993, and most recently amended and restated as of December 31, 2008. The agreement requires an annual payment of $50,000 for a period of ten years to Mr. Majors or his designated beneficiary, commencing within three months of his termination of employment or death, whichever occurs first. The amount of this payment is fixed and the funds for this payment are not established in an account that allows for additional contributions or earnings growth. Payments under this agreement are independent of, and in addition to, those under any other plan, program, or agreement between Mr. Majors and the Company or the Bank. There are no deferred compensation arrangements with any of the other named executive officers.

Retirement Plan

Through December 31, 2009, the Company's retirement plan was a non-contributory defined benefit pension plan that covered all full-time employees of the Company who were 21 years of age or older and who had at least one year of service. Advanced funding of the plan was accomplished by using the actuarial cost method known as the "collective aggregate cost method".

The plan was closed to new participants at December 31, 2009. On that date, the Company converted the plan to a cash balance plan. Participant balances at that date reflected the net present value of the plan's then existing obligation to the participants. Beginning January 1, 2010, participants will earn each year, with some adjustments, income based on the ten year U. S. Treasury note yield established at December 31 of the prior year. The Company expects this change will reduce the on-going cost of the program.

401(k) Employee Savings Plan

The Company sponsors a 401(k) Employee Savings Plan in which all full-time employees (age 21 and older) are eligible to participate. Effective January 1, 2010, the Company matches 100% of employee contributions on the first 3% of earned compensation and 50% of employee contributions of the second 3% of earned compensation. Perquisites received by executive officers are not included as earned compensation under this plan. While employee contributions are immediately vested, the Company's contributions at or prior to December 31, 2009 are subject to a stated vesting schedule. Effective January 1, 2010, the Company's contributions are not subject to a vesting schedule.

Perquisites

Due to the geographic size of the Company's market area, the Company provides the Chief Executive Officer with an automobile and reimburses for the cost of fuel and maintenance for the vehicle. Additionally, the Company reimburses the Chief Executive Officer for the estimated amount of personal income tax on the personal use of the vehicle. The value of this perquisite is included in the Summary Compensation Table.

Other Benefit Plans

Executive officers participate in the Company's benefit plans on the same terms as other employees. These plans include medical, dental, life, and disability insurance. The Company provides life insurance coverage equal to four times the employee's salary for all eligible employees. Coverage in excess of $50,000 is subject to taxation paid by the employee based on Internal Revenue Service guidelines.

Executive Severance Agreements

The Company recognizes that, as a publicly held company in the financial services industry, there exists the possibility of a change in the control of the Company. In order to protect the interests of the shareholders, to promote continuity in the event of a change in control and to minimize uncertainty among executive management, the Company has entered into change in control agreements with each of the named executive officers.

In general, "change in control" is defined in the agreements as a change in the majority composition of the Board of Directors over a 24-month period; a change in the ownership of a majority of the Company's voting stock, or a sale of a majority of the Company's assets. The terms of each agreement generally reflect provisions used in current industry practice for executive officers of financial institutions. The terms of the agreements are effective upon a change in control and for three years thereafter. The agreements provide that each executive officer's base salary and profit sharing and incentive compensation cannot be reduced during such three-year period.

Each agreement also provides for the executive officer to receive continued salary and benefits if his employment is terminated "without cause" (as such term is defined in the agreement) during the term of the agreement. If employment is terminated during the first year after a control change, the Chief Executive Officer will receive continued salary and benefits for 24 months after such termination and the other executive officers will receive continued salary and benefits until the second anniversary of the change in control. If the termination of employment occurs more than 12 months after the control change, the Chief Executive Officer will receive continued salary and benefits until the third anniversary of the control change and the other executive officers will receive continued salary and benefits until the earlier of the first anniversary of termination of employment or the third anniversary of the control change.

The agreements also provide for continued salary and benefits if the executive officer resigns under certain circumstances. Beginning in the fourth month after a control change, and through the twelfth month after the transaction, each executive officer may resign for any reason and receive continued salary and benefits for 24 months (in the case of the Chief Executive Officer) or 12 months (in the case of the other executives). After the first anniversary of the control change, an executive officer may resign and receive continued salary and benefits for the same period (but not beyond the third anniversary of the control change) if his resignation is on account of a reduction in the executive's compensation, a required relocation of his office more than thirty miles from Danville, Virginia, or a reduction in the duties or title assigned to him as of the first anniversary of the control change.

The agreements are governed by two limitations. First, the agreement for any executive terminates after the executive attains age 65. Mr. Majors attained age 65 in 2010 and, consequently, his agreement was terminated. Second, no amounts are payable and no benefits will be provided under the agreements to the extent that such payments or benefits, together with other payments or benefits under other plans, agreements or arrangements, would make the executive liable for the payment of an excise tax under Section 4999 of the Internal Revenue Code of 1986. The amounts otherwise payable and the benefits otherwise to be provided under the agreements would be reduced to the extent necessary to avoid the imposition of the excise tax liability; provided, however, that the executive would have the right to direct which payments or benefits under the agreement is to be reduced in order to avoid any excise tax liability.

Potential Payments upon Termination or Change in Control

Of the named executive officers, only Mr. Majors would receive payments in the event of retirement or termination unrelated to a change in control. If Mr. Majors' employment had terminated on December 31, 2011, due to a change in control or otherwise, he would receive annual payments of $50,000 for ten years under the terms of the deferred compensation agreement discussed in the "Deferred Compensation" section of this proxy statement.

If a change in control had occurred on December 31, 2011, and the named executive officers were terminated on that same date, the benefits that would be payable to each of the named executive officers under the terms of their executive severance agreements are identified in the following table. This hypothetical scenario would require payment of salary and bonus and coverage under the Company's healthcare, other insurance benefits, and pension plans through December 31, 2013. The benefits payable under any other change in control termination scenario would be less than or equal to the amounts shown.

Name	Salary (24 months) ($)	Non-Equity Incentive Plan Compensation (24 months) ($)	Stock Awards (24 months) ($)	Other (24 months) ($)	Change in Pension Value (Lump sum) ($)
Charles H. Majors	-	-	-	-	-
Jeffrey V. Haley	440,000	50,000	80,000	4,140	12,508
William W. Traynham	350,000	20,000	60,000	5,635	-

The salary calculations are based on annualized salary amounts in effect as of December 31, 2011, which are then multiplied by two to reflect the continuation of such amounts for a period of 24 months. The information in the Stock Awards column is estimated as twice the value of the stock award granted to the executive officers in 2011. The information in the Other column is estimated as twice the amount provided to the executive officer in 2011 for healthcare and other insurance benefits. The Change in Pension Value is estimated as twice the 2011 amount reflected in the "Summary Compensation Table."

Tax and Accounting Considerations

The Company's practice is to expense salary, bonus and incentive compensation, and benefit costs as they are incurred for tax and accounting purposes. Salary, bonus and incentive compensation, and some benefit payments are taxable to the recipient as ordinary income. The tax and accounting treatment of the various elements of compensation is not a major factor in the Company's decision making with respect to executive compensation. To maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals, the Committee has not adopted a policy requiring all compensation to be deductible.

Security Ownership Guidelines and Hedging of Securities

The Company does not have any formal security ownership guidelines for executive officers, but all of our executive officers own a number of shares with some having substantial ownership. The Committee has recently adopted a policy which requires that any grants of restricted stock to executive officers be held by the grantee as long as he is employed by the Company. The Company does not have any policies regarding our executive officers' hedging the economic risk of ownership of our shares.

Financial Restatement

The Board of Directors does not have a policy with respect to adjusting retroactively any cash or equity based incentive compensation paid to the Company's executive officers where payment was conditioned on achievement of certain financial results that were subsequently restated or otherwise adjusted in a manner that would reduce the size of an award or payment, or with respect to recovery of any amount determined to have been inappropriately received by an individual executive. If such a restatement were ever to occur, the Board would expect to address such matters on a case-by-case basis in light of all of the relevant circumstances.

COMPENSATION TABLES

Summary Compensation Table

The following table reflects total compensation paid to or earned by the named executive officers for the periods indicated below. The Company has no executive officers other than those named in the table. The named executive officers are the highest paid employees of the Company and the Bank.

In accordance with SEC rules, the amounts in the columns for stock and option awards reflect the grant date fair market value of the stock and option awards. Assumptions made in the calculation of these amounts are contained in Note 13 to the Company's audited financial statements for the year ended December 31, 2011, included in the Company's 2011 Annual Report on Form 10-K.

Name and Principal Position	Year	Salary (1) ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings (2) ($)	All Other Compensation ($)	Total ($)
Charles H. Majors	2011	371,280	-	90,000	-	60,000	28,468	31,329	581,077
Chairman and Chief Executive Officer	2010	370,720	-	50,000	-	-	29,538	29,453	479,711
of the Company; Chairman of the Bank	2009	378,000	-	-	-	-	268,889	27,154	674,043
Jeffrey V. Haley	2011	219,615	-	40,000	-	25,000	6,254	19,884	310,754
President of the Company; President	2010	181,479	-	20,000	-	-	6,489	15,075	223,043
and Chief Executive Officer of the Bank	2009	163,296	-	-	-	-	89,859	14,006	267,161
William W. Traynham (3)	2011	168,229	-	30,000	-	10,000	-	15,455	223,685
Senior Vice President and Chief	2010	148,695	-	20,000	-	-	-	13,375	182,070
Financial Officer of the Company;	2009	116,055	-	-	27,780	-	-	9,277	153,112
Executive Vice President and Chief									
Financial Officer of the Bank									

_____

(1)   Salary totals in 2009 were based on 27 biweekly pay periods instead of a typical 26 period.
(2)   Since the pension plan was converted to a cash balance plan and frozen effective December 31, 2009, the assumptions used to determine the present value of accumulated benefit for each participant were changed so that the present value of accumulated benefit shown as of the end of that year was equal to the opening balance under the cash balance plan. This is the same amount that would have been payable under the prior plan had the participant terminated employment and elected a lump sum payment. There were no benefit increases for any participant attributable to the cash balance plan conversion.
(3)   Mr. Traynham joined the Company in April 2009.

All other compensation includes the use of an automobile with tax gross-ups for commuting expense for the Chief Executive Officer, company contributions to the 401(k) Employee Savings Plan for all named executive officers, and company paid insurance premiums for all named executive officers. It also includes a profit sharing distribution of 3.5%, 3.0% and 1.5% of their earned income in 2011, 2010 and 2009, respectively.

Grants of Plan-Based Awards

The following table provides information on the restricted stock awards granted to the named executive officers during the year ended December 31, 2011. The amounts in the column for the grant date fair value of the stock awards reflect the grant date fair market value of the stock awards. Assumptions made in the calculation of these amounts are contained in Note 13 to the Company's audited financial statements for the year ended December 31, 2011, included in the Company's 2011 Annual Report on Form 10-K. There were no stock options granted in 2011.

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock (#) (1)	Grant Date Fair Value of Stock and Option Awards ($)
Charles H. Majors	1/18/2011	3,953	90,000
Jeffrey V. Haley	1/18/2011	1,757	40,000
William W. Traynham	1/18/2011	1,318	30,000

_____

(1) Restricted stock granted under the 2008 Stock Incentive Plan. The restricted stock awards vest 24 or 36 months after the date of issue. Restricted stock has no express performance criteria other than continued employment (with limited exceptions for termination of employment due to death, disability, retirement, reduction-in-force and change in control).

Outstanding Equity Awards at Fiscal Year-End

The following table reflects the outstanding stock and option awards as of December 31, 2011 for the named executive officers. All stock options awarded were granted at fair market value at the grant date and had a ten year expiration date. All restricted stock awards were granted at fair market value at the grant date and vest after 24 or 36 months.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Numbers of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock That Have Not Vested (#)	Market Value of Shares of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares That Have Not Vested (#)	Equity Incentive Plan Awards: Market Value of Unearned Shares That Have Not Vested ($)
Charles H. Majors	-	-	-	-	-	6,294	140,000	-	-
	10,000	-	-	19.95	03/19/2012				
	10,000	-	-	26.20	12/16/2013				
	25,000	-	-	24.50	12/21/2014				
	20,000	-	-	17.00	12/16/2018				
Jeffrey V. Haley	-	-	-	-	-	2,694	60,000	-	-
	1,000	-	-	19.95	03/19/2012				
	3,000	-	-	26.10	12/17/2012				
	5,000	-	-	26.20	12/16/2013				
	5,000	-	-	24.50	12/21/2014				
	6,000	-	-	17.00	12/16/2018				
William W. Traynham	-	-	-	-	-	2,255	50,000	-	-
	2,000	-	-	16.00	04/21/2019				

_____

Option Exercises and Stock Vested

The following table reflects stock options exercised in 2011 by the named executive officers and the value realized on exercise.

	Option Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (1)
Charles H. Majors	-	-
Jeffrey V. Haley (2)	3,000	15,810
William W. Traynham (3)	2,000	12,380

_____

(1) The value realized on exercise is the difference between the option price and the closing price of the Company's common stock on the date of exercise multiplied by the number of options exercised.

(2) Mr. Jeffrey Haley exercised options on February 16, 2011 for 3,000 shares originally granted on March 20, 2001 with an exercise price of $16.50. The common stock's closing price at the date of exercise was $21.77.

(3) Mr. Traynham exercised options on February 18, 2011 for 2,000 shares originally granted on April 21, 2009 with an exercise price of $16.00. The common stock's closing price at the date of exercise was $22.19.

Pension Benefits

The following table reflects the actuarial present value of the named executive officers' accumulated benefits under the Company's former pension plan and the number of years of service credited under the plan as of December 31, 2009, which was the final year of the plan.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)
Charles H. Majors	Pension	17	852,304
Jeffrey V. Haley	Pension	13	187,244
William W. Traynham (1)	Pension	-	-

_____

(1) Mr. Traynham is not eligible for the pension plan.

There were no payments made from the pension plan to any of the named executive officers during 2011.

Nonqualified Deferred Compensation

The Nonqualified Deferred Compensation Table is not presented since the Company does not offer a deferred compensation plan that requires or allows any named executive officer to make annual contributions, nor does it have a fund of monies established for any named executive officer that increases in value due to earnings on that fund.

Director Compensation

During 2011, directors of the Company could elect to receive their monthly retainer in the form of either (i) $1,000 in cash or (ii) shares of restricted stock with a market value of $1,250. The monthly retainer is distributed on a quarterly basis. The attendance fee for each committee meeting or Bank board meeting is $400 in cash or shares of restricted stock with a market value of $500, also paid quarterly. Board policy requires the directors to retain ownership of any shares received under this arrangement as long as they are on the Board of Directors. All dividends paid on the shares are reinvested. The purpose of the stock for fees payment option is to encourage greater equity ownership in the Company and, thereby, further align the interests of each director with the interests of the shareholders at large. The Board of Directors sets the retainer and attendance fee based upon recommendation from the Corporate Governance and Nominating Committee. In making its recommendation, the Committee reviews the director compensation of peer banks. Non-employee directors living outside the Danville area are reimbursed for meeting-related travel and lodging expenses. All directors are provided with an Apple iPad tablet computer for use in preparation for and during Board and committee meetings. Non-employee directors were excluded from the Company's retirement plan and, therefore, do not qualify for pension benefits. Directors who are employees of the Company do not receive any director compensation. The following table reflects the director compensation earned or paid during 2011.

In accordance with SEC rules, the amounts in the column for stock awards reflect the grant date fair market value of the stock awards. Assumptions made in the calculation of these amounts are contained in Note 13 to the Company's audited financial statements for the year ended December 31, 2011, included in the Company's 2011 Annual Report on Form 10-K.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (1) (2)	Total ($)
Fred A. Blair	-	23,000	23,000
Frank C. Crist, Jr., D.D.S.	-	21,500	21,500
Ben J. Davenport, Jr.	-	20,000	20,000
Jeffrey V. Haley	-	-	-
Michael P. Haley	-	22,500	22,500
Charles S. Harris	4,400	15,000	19,400
F.D. Hornaday, III	-	10,000	10,000
Lester A. Hudson, Jr., Ph.D.	-	20,500	20,500
John H. Love	-	10,000	10,000
Franklin W. Maddux, M.D.	-	23,000	23,000
Charles H. Majors	-	-	-
Martha W. Medley	18,000	-	18,000
Claude B. Owen, Jr.	-	24,000	24,000
Dan M. Pleasant	-	20,000	20,000
Robert A. Ward	-	10,500	10,500
Total	22,400	220,000	242,400

_____

(1) Restricted stock was awarded with a market value of $1,250 for the monthly retainer and $500 per committee meeting or Bank board meeting, issued quarterly based on the closing price of the Company's common stock on the first market day of the third month of the quarter.

(2) Restricted stock awarded in 2010 and 2011: Mr. Blair, 1,961 shares; Dr. Crist, 1,877 shares; Mr. Davenport, 1,798 shares; Mr. Michael Haley, 1,935 shares; Mr. Harris, 1,532 shares; Mr. Hornaday, 544 shares; Dr. Hudson, 1,825 shares; Mr. Love, 544 shares; Dr. Maddux, 1,962 shares; Mr. Owen, 2,005 shares; Mr. Pleasant, 1,055 shares; and Mr. Ward, 571 shares.

In 2012, directors of the Company are eligible to receive their monthly retainer in the form of either (i) $1,250 in cash, (ii) shares of restricted stock with a market value of $1,562.50, or (iii) a combination of $450 in cash and shares of restricted stock with a market value of $1,000. These amounts are paid quarterly. The attendance fee for each committee meeting or Bank board meeting is $600 in cash or restricted stock with a market value of $750, also paid quarterly. In addition, the chairmen of the four standing board committees of the Company will receive annual retainers. The chairman of the Audit and Compliance Committee will receive $2,000 in cash or shares of restricted stock with a market value of $2,500. The chairmen of the Corporate Governance and Nominating Committee, Human Resources and Compensation Committee and Operational Risk and Security Committee will receive $1,200 in cash or shares of restricted stock with a market value of $1,500.

In December 2011, the Board amended its Corporate Governance Guidelines to include the recommendation that each director receive at least a portion of his/her compensation in restricted stock until such director owns shares of the Company's common stock with a relative market value equal to at least two times the average annual compensation for all directors.

RELATED PARTY TRANSACTIONS

In the ordinary course of its business, the Bank makes loans to, accepts deposits from, and provides other banking services to, certain directors and executive officers of the Company, their associates, and members of their immediate families. Loans are made on substantially the same terms, including interest rates, collateral and repayment terms, as those prevailing at the time for comparable loans with persons not affiliated with the Bank, and do not involve more than the normal risk of collectibility or present other unfavorable features. Such loans are processed through the Bank's normal credit approval procedures, but ultimate approval authority rests with the Board of Directors of the Bank. Rates paid on deposits and fees charged for other banking services and other terms of these transactions, are also the same as those prevailing at the time for comparable transactions with persons not affiliated with the Bank. The Bank expects to continue to enter into transactions in the ordinary course of business on similar terms with the directors, officers, principal shareholders, their associates, and members of their immediate families. Loans outstanding to such persons at December 31, 2011 and 2010 totaled $17,410,000 and $21,151,000, respectively. None of such loans have been on non-accrual status, 90 days or more past due, or restructured at any time.

From time to time the Company may also enter into other types of business transactions or arrangements for services with the Company's directors, officers, principal shareholders or their associates. These types of transactions or services might include, among others, purchases of equipment or provision of legal services. The Company will only enter into such arrangements if it is determined that the prices or rates offered are comparable to those available to us from unaffiliated third parties. Management approves such transactions on a case by case basis. The Company does not have written policies or procedures with respect to such approvals. As of December 31, 2011, the Company has no such reportable transactions.

REPORT OF THE AUDIT AND COMPLIANCE COMMITTEE

The Audit and Compliance Committee assists the Board of Directors in its oversight of (1) the integrity of the Company's financial statements and its financial reporting and disclosure practices, (2) the appointment, compensation, retention and oversight of the independent accountants engaged to prepare or issue an audit report on the financial statements of the Company, (3) the soundness of the Company's systems of internal controls regarding finance and accounting compliance, (4) the independence and performance of the Company's internal audit staff, and (5) compliance with significant applicable legal, ethical, and regulatory requirements. The Committee strives to provide an open avenue of communication between the Board of Directors, management, the internal auditor, the compliance officer, and the independent accountants.

All of the members of this Committee are considered independent within the meaning of SEC regulations, the listing standards of NASDAQ, and the Company's Corporate Governance Guidelines. Additionally, each member is considered an "independent director," as that term is defined by NASDAQ Marketplace Rule 5605(a)(2).

Mr. Michael Haley and Mr. Ward, members of the Committee, are each qualified as an audit committee financial expert within the meaning of SEC regulations and the Board has determined that both have accounting and related financial management expertise within the meaning of the listing standards of NASDAQ.

The Audit and Compliance Committee has reviewed and discussed with management the Company's audited consolidated financial statements as of and for the year ended December 31, 2011. The Committee has discussed with Yount, Hyde and Barbour, P.C., the Company's independent accountants during fiscal year 2011, the matters required to be discussed by Statement of Auditing Standards No. 61, *Communications with Audit Committees*, as amended, by the Auditing Standards Board of the American Institute of Certified Public Accountants. The Committee received from Yount, Hyde and Barbour, P.C. and reviewed the written disclosures and the letter required by Auditing Standards Board Standard No. 1, *Independence Discussions with Audit Committees,* and has discussed with Yount, Hyde and Barbour, P.C. the auditing firm's independence.

Based on these reviews and discussions, the Audit and Compliance Committee recommended to the Board of Directors that the Company's audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2011, and be filed with the SEC.

The Audit and Compliance Committee pre-approves all audit, audit-related, and tax services on an annual basis, and, in addition, authorizes individual engagements that exceed pre-established thresholds. Any additional engagement that falls below the pre-established thresholds must be reported by management at the Audit and Compliance Committee meeting immediately following the initiation of such an engagement.

A copy of the Audit and Compliance Committee charter is available on the Company's website, www.amnb.com. For access to the charter, select the "Investor Relations" icon, then select "Governance Documents."

Respectfully submitted,

Fred A. Blair
Michael P. Haley
Robert A. Ward
Franklin W. Maddux, M.D., Chairman

INDEPENDENT PUBLIC ACCOUNTANTS

The Audit and Compliance Committee of the Board of Directors of the Company annually considers the selection of the Company's independent public accountants. On March 9, 2012, the Audit and Compliance Committee selected Yount, Hyde and Barbour, P.C. to serve as the Company's independent public accountants for the fiscal year ending December 31, 2012. Yount, Hyde and Barbour, P.C. has served as the Company's independent public accountants since May 2002.

Representatives of Yount, Hyde and Barbour, P.C. will be present at the Annual Meeting and they will have an opportunity to make a statement if they so desire. The representatives also will be available to respond to appropriate questions.

Fees to Independent Auditors for Fiscal Year 2011 and 2010

Yount, Hyde and Barbour, P.C. audited the financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2011; reviewed the Company's quarterly reports on Form 10-Q; and audited management's assessment of internal control over financial reporting as of December 31, 2011. The following table presents aggregate fees paid or to be paid by the Company and the Bank for professional services rendered by Yount, Hyde and Barbour, P.C. for the years 2011 and 2010.

	2011	2010
Audit Fees	$ 270,800	$ 139,075
Audit-related Fees	4,000	-
Tax Fees	11,600	8,910
All Other Fees	-	-
Total	$ 286,400	$ 147,985

Tax fees are for the preparation of the annual consolidated federal and state income tax returns.

PROPOSAL TWO – ADVISORY VOTE ON EXECUTIVE COMPENSATION

In accordance with recent legislation, the Company is providing shareholders with an advisory (non-binding) vote on the compensation programs for the named executive officers (sometimes referred to as "say on pay"). Accordingly, shareholders may vote on the following resolution at the Annual Meeting:

"Resolved, that the shareholders approve, on an advisory basis, the compensation of the Company's named executive officers as disclosed in the Compensation Discussion and Analysis, the accompanying compensation tables, and the related narrative disclosure in this proxy statement."

This vote is nonbinding. The Board and the Human Resources and Compensation Committee, which is comprised of independent directors, expect to take into account the outcome of the vote when considering future executive compensation decisions to the extent they can determine the cause or causes of any significant negative voting results.

As described in detail under "Compensation Discussion and Analysis" the Company's compensation programs are designed to attract and retain a superb leadership team with market-competitive compensation to align the team's interests with those of the Company and its shareholders. Accordingly, a portion of the executive compensation program is designed to motivate and reward achievements that make a positive impact on the Company's profitability and total shareholder return. The Company believes that its compensation program, with its balance of short-term and long-term incentives and share ownership guidelines, rewards sustained performance that is aligned with long-term shareholder interests. Shareholders are encouraged to read the Compensation Discussion and Analysis, the accompanying compensation tables, and the related narrative disclosure in the proxy statement.

The Board of Directors unanimously recommends that shareholders vote FOR the approval, on an advisory basis, of the compensation of the Company's named executive officers as disclosed in the Compensation Discussion and Analysis, the accompanying compensation tables, and the related narrative disclosure in this proxy statement.

27

CODE OF CONDUCT

The Board of Directors has adopted a Code of Conduct, which applies to all directors and employees of the Company and the Bank. A portion of the Code of Conduct has special provisions for senior financial officers of the Company and the Bank, which apply to the Company's Principal Executive Officer and Principal Financial Officer, as well as, the Bank's Controller or person performing similar functions for the Company and/or the Bank. The Code of Conduct for senior financial officers meets the requirements of a "code of ethics" as defined by Item 406 of the SEC's Regulation S-K. The Code of Conduct is available on the Company's website, www.amnb.com. Select the "Investor Relations" icon, and then select "Governance Documents." The Code of Conduct is reviewed and reaffirmed on an annual basis by the Board, executive officers, and all other employees.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Under the federal securities laws, the Company's directors and executive officers are required to report their beneficial ownership of Company common stock and any changes in that ownership to the SEC. Specific dates for such reporting have been established by the SEC, and the Company is required to report in this proxy statement any failure to file by the established dates during 2011. To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company, insiders of the Company complied with all filing requirements during 2011.

SEPARATE COPIES FOR BENEFICIAL OWNERS

Pursuant to SEC rules, institutions that hold shares in "street name" for two or more beneficial owners with the same address are permitted to deliver a single proxy statement and annual report to that address. Any such beneficial owner may request a separate copy of the proxy statement or annual report by writing the Company at Investor Relations, P.O. Box 191, Danville, Virginia 24543 or by telephoning 1-434-773-2220.

SHAREHOLDER COMMUNICATIONS AND PROPOSALS

Shareholders interested in communicating directly with the Corporate Governance and Nominating Committee, which is charged with handling all such communication to non-management members of the Board of Directors of the Company, may send correspondence to the Corporate Governance and Nominating Committee, P.O. Box 191, Danville, Virginia 24543.

The Corporate Governance and Nominating Committee has approved a process for handling correspondence received by the Company and addressed to non-management members of the Board. Under the process, the Assistant Secretary of the Company will forward all mail specifically addressed to a member of the Board of Directors. If correspondence is specifically addressed only to a committee, the Assistant Secretary of the Company will forward the mail to the Chairman of said committee. If any mail is received that is addressed only to "Board of Directors," or "Non-Management Member of the Board of Directors," said mail will be forwarded by the Assistant Secretary of the Company to the Chairman of the Corporate Governance and Nominating Committee. Correspondence relating to accounting, internal controls or auditing matters are brought to the attention of the Chairman of the Audit and Compliance Committee.

To be considered for inclusion in the Company's proxy statement relating to the 2013 Annual Meeting, shareholder proposals, including recommendations for director nominees, must be received by the Company at its principal office in Danville, Virginia, no later than December 14, 2012.

In addition to any other applicable requirements, for business to be properly brought before next year's Annual Meeting by a shareholder, even if the proposal is not to be included in the Company's proxy statement, the Company's bylaws provide that the shareholder must give notice in writing to the Secretary of the Company no later than February 13, 2013. As to each such matter, the notice must contain (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name, record address of, and number of shares beneficially owned by the shareholder proposing such business, and (iii) any material interest of the shareholder in such business.

REFERENCES TO OUR WEBSITE ADDRESS

References to the Company's website address throughout this proxy statement and the accompanying materials are for informational purposes only, or to fulfill specific disclosure requirements of the SEC rules or that of NASDAQ. These references are not intended to, and do not, incorporate the contents of the Company's website by reference into this proxy statement or the accompanying materials.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE MEETING OF SHAREHOLDERS TO BE HELD ON MAY 15, 2012

A complete set of proxy materials relating to the Company's Annual Meeting is available on the Internet. These materials, consisting of the Notice of Annual Meeting of Shareholders, the proxy statement, including the proxy card, and the Annual Report on Form 10-K for the year ended December 31, 2011, may by viewed on the Company's website at www.amnb.com.

The Company is providing shareholders with a copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2011, including financial statements (but not including exhibits), free of charge, with this proxy statement. Shareholders may obtain copies of exhibits to the Form 10-K by making a written request to William W. Traynham, Chief Financial Officer, American National Bankshares Inc., Post Office Box 191, Danville, Virginia, 24543. Shareholders may also download copies of the Form 10-K and exhibits from the SEC website at http://www.sec.gov.

INCORPORATION BY REFERENCE

The Audit and Compliance Committee Report shall not be deemed to be filed with the SEC, nor deemed incorporated by reference into any of the Company's prior or future filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent the Company specifically incorporate such information by reference.

OTHER BUSINESS

As of the date of this proxy statement, the Board of Directors knows of no other matters to be presented at the Annual Meeting other than those referred to herein. However, if any other matters should properly come before the Annual Meeting, it is the intention of the persons named in the enclosed form of proxy to vote such proxy in accordance with their best judgment on such matters.

By Order of the Board of Directors,

Charles H. Majors
Chairman and Chief Executive Officer

April 13, 2012

PROXY
This Proxy Is Solicited On Behalf Of The Board Of Directors
American National Bankshares Inc.
628 Main Street
Danville, Virginia 24541
ANNUAL MEETING OF SHAREHOLDERS
May 15, 2012, 9:00 A.M.

The undersigned hereby appoints **Fred A. Blair**, **Frank C. Crist, Jr.**, or **Claude B. Owen, Jr.**, any of whom may act, as my attorney(s), with full power of substitution, to vote all the Common Stock of the Company, standing in my name on its books at the close of business on April 6, 2012, at the Annual Meeting of Shareholders to be held May 15, 2012, or any adjournment thereof, with all the powers the undersigned would possess if personally present, as instructed below.

The Board of Directors recommends a vote FOR all the nominees listed in Proposals 1,2 and 3 and a vote FOR the advisory vote on executive compensation.

1. ELECTION OF DIRECTORS OF CLASS I TO SERVE UNTIL THE 2015 ANNUAL MEETING
_____ FOR all nominees listed   _____ WITHHOLD AUTHORITY FROM
     below (except as marked   a vote for all nominees
     to the contrary below)   listed below

MICHAEL P. HALEY
CHARLES S. HARRIS
FRANKLIN W. MADDUX
ROBERT A. WARD
F. D. HORNADAY, III

(INSTRUCTION: TO WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE, STRIKE A LINE THROUGH THE NOMINEE'S NAME IN THE ABOVE LIST.)

2. ELECTION OF DIRECTORS OF CLASS II TO SERVE UNTIL THE 2013 ANNUAL MEETING
_____ FOR the nominees listed   _____ WITHHOLD AUTHORITY FROM
     below (except as marked   a vote for all nominees
     to the contrary below)   listed below

JOHN H. LOVE
JEFFREY V. HALEY

(INSTRUCTION: TO WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE, STRIKE A LINE THROUGH THE NOMINEE'S NAME IN THE ABOVE LIST.)

3. ELECTION OF DIRECTOR OF CLASS III TO SERVE UNTIL THE 2014 ANNUAL MEETING
_____ FOR the nominee listed   _____ WITHHOLD AUTHORITY FROM
     below   a vote for the nominee
                                                                          listed below
BEN J. DAVENPORT, JR.

4. ADVISORY VOTE ON EXECUTIVE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THE PROXY STATEMENT

_____ FOR   _____ AGAINST   ____ ABSTAIN

5. Any other business which may properly be brought before the meeting or any adjournment thereof.

The Common Stock represented by this Proxy will be voted as specified; however, as to any matter where no choice is specified, the Proxy will be voted FOR all the nominees listed in Proposals 1, 2 and 3 and FOR the advisory vote on executive compensation.
ALL SHAREHOLDERS LISTED ON THIS PROXY SHOULD SIGN.

If any other business is presented at said meeting, this Proxy shall be voted in accordance with the recommendations of management. This Proxy may be revoked at any time before it is voted. The undersigned may attend the Annual Meeting, revoke this Proxy and vote in person.

Date:_____,2012

_____

_____

_____
Signature of Shareholder(s)

When signing as attorney, executor, administrator, trustee or guardian, please give full title. If more than one trustee, all should sign. Please sign exactly as name appears on this Proxy.

A complete set of proxy materials relating to the Company's Annual Meeting is available on the Internet. These materials, consisting of the Notice of Annual Meeting of Shareholders, the Proxy Statement, including the Proxy Card, and the Annual Report on Form 10-K for the year ended December 31, 2011, may be viewed on the Company's website at www.amnb.com.